                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 7)

                        The Charles Schwab Corporation
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                        (Title of Class of Securities)

                                  808513-10-5
                                (CUSIP Number)

                    Pamela E. Herlich, Assistant Secretary
                        The Charles Schwab Corporation
                             101 Montgomery Street
                            San Francisco, CA 94104
                                 415/627-7533

                    (Name, Address and Telephone Number of
                         Person Authorized to Receive
                          Notices and Communications)

                               December 19, 1994
            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                 SCHEDULE 13D


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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles R. Schwab
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,216,139
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,975,037
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,216,139
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,975,037
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,191,176
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.0%
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      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer


Security: Common Stock ($.01 par value)

Issuer:   The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94109

Item 2.   Identity and Background

a)        Charles R. Schwab

b)        The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94109

c)        Chairman, Chief Executive Officer and Director
          The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

d)        Inapplicable

e)        Inapplicable

f)        United States of America


Item 3.   Source and Amount of Funds

          Inapplicable

Item 4.   Purpose of Transaction

          The shares of common stock are held for personal investment, except as noted in Item 5 below.

Item 5.   Interest in Securities of Issuer

a) 13,191,176 shares of Common Stock (including 168,750 shares which may be acquired upon exercise of options) representing 23.0% of the Common Stock outstanding.

b)        The 13,191,176 shares of Common Stock referred to in
          Item 5(a) above consist of (i) 2,216,139 shares of Common Stock as to which Mr. Schwab has sole voting power and sole dispositive power (including shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership plan and allocated to Mr. Schwab's individual ESOP account; 224 shares held by Mr. Schwab as custodian for his children; and 1,350 shares held by Mr. Schwab as trustee of the Schwab

          Inter-Vivos Trust as to which he disclaims beneficial ownership); and (ii) 10,975,037 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 536,266 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation, as to which Mr. and Mrs. Schwab, as two of the three directors, have shared voting and dispositive power but disclaim beneficial ownership; 1,500,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 240,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 7,968,505 shares held by Mr. and Mrs. Schwab as community property; 318,345 shares held by Mr. and Mrs. Schwab as joint tenants; and 406,921 shares held by Mrs. Schwab.

c) The following transactions in Common Stock were effected by Mr. Schwab since the filing of Amendment No. 6 to his
          Schedule 13D dated October 27, 1993:

Date of        # of Shares of    Nature of      Price Per Share    Where and How
Transaction    Common Stock      Transaction                       Effected
 11/1/93           39,500        Sale                $34.70        Open Market
12/20/93           50,000        Disposition         N/A           Gift
 2/17/94          100,000        Sale                $27.05        Open Market
 2/17/94          200,000        Sale                $27.05        Open Market
  5/2/94           20,000        Disposition         N/A           Gift
  5/2/94           10,000        Disposition         N/A           Gift
 5/18/94          120,000        Sale                $30.86        Open Market
 5/19/94           80,000        Sale                $31.27        Open Market
10/11/94              323        Disposition         N/A           Gift
10/11/94              323        Disposition         N/A           Gift
11/15/94           79,400        Sale                $34.00        Open Market
11/16/94            6,200        Sale                $34.00        Open Market
12/19/94          350,000        Disposition         N/A           Gift
12/19/94           20,000        Disposition         N/A           Gift

d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation and The Charles and Helen Schwab Family Foundation, as noted in Item 5 (b) above.

e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

1. Registration Rights and Stock Restriction Agreement, date as of March 31, 1987 between Charles Schwab and CL
          Acquisition Corporation, requires that share transfers be made in accordance with state and Federal securities laws subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

2. Secured Demand Promissory Note, dated January 10, 1992, by Charles R, Schwab and Helen O. Schwab in the currently outstanding principle amount of $500,000 secured by 45,568 shares of Common Stock.

3.        Non-Qualified Stock Option Agreement, dated as of
          September 16, 1992 between The Charles Schwab
          Corporation and Charles R. Schwab pursuant to the 1992
          Stock Incentive Plan.

4. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab and Helen O. Schwab in the currently outstanding amount of $2,000,000 secured by 182,274 shares of Common Stock.

5. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust
          (the "Living Trust"), transferred 1,500,000
          (post-split) shares of Common Stock into the Living Trust.
          Section 8.2.1 of the Living Trust provides that if neither
          Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

Item 7. Exhibits

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R, Schwab and CL Acquisition Corporation.*

2. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab.*

3. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab
          Corporation and Charles R. Schwab.**

4. Secured Demand Promissory Note, dated December 8, 1992, by Charles Schwab and Helen O. Schwab.***

5.        Section 8.2.1 of the Charles and Helen Schwab Living Trust.***


* Incorporated by reference to Exhibit 1to Mr. Schwab's Schedule 13D dated September 22, 1987.

** Incorporated by reference to Exhibit 1 to Mr. Schwab's Schedule 13D dated February 18, 1992.

*** Incorporated by reference to Exhibits 4, 5,and 7, respectively, to Amendment No. 5 to Mr. Schwab's Schedule 13D dated May 6, 1993.


          After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 4 ,1995

/s/ Charles R. Schwab
_____________________________
Charles R. Schwab

                                 EXHIBIT INDEX

Item 7.   Exhibits.

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

2.        Secured Demand Promissory Note, dated January 10, 1992, by Charles R.
          Schwab and Helen O. Schwab.**

3. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.***

4.        Secured Demand Promissory Note, dated December 8, 1992, by Charles R.
          Schwab and Helen O. Schwab.***

5.        Section 8.2.1 of The Charles and Helen Schwab Living Trust.***


*         Incorporated by reference to Exhibit 1 to Mr. Schwab's
          Schedule 13D dated September 22, 1987.
**        Incorporated by reference to Exhibit 5 to Amendment
          No. 4 to Mr. Schwab's Schedule 13D dated February 18, 1992.
*** Incorporated by reference to Exhibit 4, 5 and 7, respectively, to Amendment No. 5 to Mr. Schwab's
          Schedule 13D dated May 6, 1993.